

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 12, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (561) 427-6182

Michael Cordani
Chief Executive Officer
GelTech Solutions, Inc.
1460 Park Lane South, Suite 1
Jupiter, Florida

> **Re: GelTech Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed September 28, 2007**
> **File No. 333-144736**

Dear Mr. Cordani:

        We have limited our review of your filing to those issues we have addressed in our comments below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note statements on your cover page that the secondary offering will occur "[s]ubsequent to the best efforts offering" and that the "offering price for the primary and secondary offering . . . will remain at $.66 per share throughout the primary offering period," while on page 3 you state that the secondary offering will occur "[f]ollowing the completion of the best efforts offering." Please revise your disclosures to clarify when the secondary offering will begin.

2. In addition, please provide us with a detailed analysis regarding whether your proposed offering constitutes a delayed offering and, if so, how you intend for the offering to comply with Rule 415 of Regulation C. In this analysis, please address the following: (i) it is unclear whether the delay in instituting the secondary offering satisfies the "commenced promptly" requirement of Rule 415(a)(1)(ix) and (ii) it appears that the resale portion cannot be conducted in reliance upon 415(a)(1)(i) because that provision prohibits the registration

statement from containing a primary issuance and you may not rely upon 415(a)(1)(x) because you are not S-3 eligible.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Michael D. Harris (*via facsimile* 561/659-0701)
        Harris Cramer LLP
        1555 Palm Beach Lakes Boulevard, Suite 310
        West Palm Beach, Florida 33401